Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 22, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Attorney-Advisor
Office of Energy & Transportation

Re:	Sun Country Airlines Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 5, 2020
CIK No. 0001743907

Dear Ms. Majmudar:

On behalf of Sun Country Airlines Holdings, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement submitted with the Securities and Exchange Commission (the “Commission”) on February 5, 2020.

Amendment No. 2 is being confidentially submitted to the Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines. The Company hereby confirms that it will publicly file its Registration Statement and all amendments thereto at least 15 days prior to any road show or, if there is no road show, at least 15 days before the effective date of the Registration Statement.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated February 20, 2020 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporations Finance

December 22, 2020

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary

Our Competitive Strengths, page 3

1.

We note your revised disclosure regarding the management survey on page 4, and the percentage of respondents expressing a preference for Sun Country Airlines in three categories. Please revise to disclose the number of respondents in each category. For example, please disclose the number of respondents who expressed a preference between airlines and had flown on both Sun Country Airlines and Allegiant Travel Company.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 7 and 117 of Amendment No. 2.

Prospectus Summary

Key Operating Statistics and Metrics, page 17

2.

We note from your response to prior comment 10 that you believe that “presenting certain operating statistics and metrics for prior fiscal periods is useful additional information for investors in evaluating the development of the Company’s business.” In this regard, it appears that you view the financial information for the fiscal year ended December 31, 2017 to be material to an investor’s understanding. Based on this position, it is unclear why you believe it is appropriate to provide 2017 financial metrics without the relevant financial statements and selected financial data.

The Company acknowledges the Staff’s comment and advises the Staff that, in a subsequent amendment to the Registration Statement prior to requesting effectiveness of the Registration Statement, the Company will include audited financial statements for its three most recently completed fiscal years, which will include audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the periods January 1, 2018 through April 10, 2018 and April 11, 2018 through December 31, 2018. Due to the revised timing for the Company’s initial public offering (which will not occur before the Company includes its audited financial statements for the fiscal year ending December 31, 2020 in the Registration Statement), audited consolidated financial statements as of and for the year ended December 31, 2017 are not required pursuant to Regulation S-X under the Securities Act of 1933, as amended.

In addition, the Company has revised the Registration Statement as outlined below:

The Company has included financial information derived from the Company’s historical 2017 financial statements, which have been audited on an AICPA basis but not a PCAOB basis, in the Selected Historical Consolidated Financial Data section on pages 69 and 70 of Amendment No. 2. Such financial information includes selected historical consolidated statement of operations data for the year ended December 31, 2017 in a new column consistent with the level of information provided for the year ended December 31, 2019 and the Successor 2018 period and Predecessor 2018 period and selected historical consolidated balance sheet data as of December 31, 2017 in a new column

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporations Finance

December 22, 2020

consistent with the level of information provided as of December 31, 2019 and 2018. The Company believes that these disclosures are consistent with the general approach of Item 301 of Regulation S-K, which requires registrants to include selected financial data for each of the last five fiscal years, even when audited financial statements are not included for the earliest two years of such five-year period. The Company also notes that Item 301 of Regulation S-K permits a registrant to include financial information for any additional fiscal years necessary to keep the information from being misleading. Regulation S-K also permits a registrant to also include operating statistics in the selected historical financial data section for periods for which financial information is presented. As a result, the Company believes that its approach to updating the Selected Historical Consolidated Financial Data section of the Registration Statement as outlined above and reflected in Amendment No. 2, as well as retaining the existing 2017 financial and operating information included in the Registration Statement, is consistent with the Commission’s rules and regulations, including Item 301 of Regulation S-K.

Notwithstanding the forgoing, please note that the Company did not revise the Registration Statement to include any 2017 financial data in the Summary Consolidated Financial and Operating Information section of the Registration Statement on pages 17 through 20 of Amendment No. 2 or to include any new non-GAAP metrics relating to 2017 in the Registration Statement.

3.

We note from your response to prior comment 14 that you believe that “presenting all operating metrics for the twelve months ended December 31, 2018 provides the most meaningful information for investors by providing a basis for comparing the metrics to other annual periods presented as well as other airlines.” As such, you have continued to present CASM and CASM related non-GAAP financial measures on a combined basis. However, we continue to believe that it is not appropriate to merely combine financial information for predecessor and successor periods. Please submit an analysis to support your belief that the acquisition accounting adjustments did not have a material impact on CASM and related CASM non-GAAP financial measures in the Predecessor 2018 period. In the alternative, remove all instances of disclosure where you have combined financial information for predecessor and successor periods.

The Company acknowledges the Staff’s comment and advises the Staff that CASM and CASM related non-GAAP financial measures are important measures used by the Company’s management and by its board of directors in assessing quarterly and annual cost performance. These measures are also used by industry analysts, and the Company believes they are important metrics by which analysts and investors compare the Company to other airlines. In addition, CASM and CASM related metrics are cost performance metrics that are based on operating expenses and available seat miles during a specified period of time. Unlike customary financial metrics, CASM and CASM related metrics are divided by available seat miles, or the number of seats available for passengers multiplied by the number of miles the seats are flown, which has a temporal component that is important for an investor’s evaluation of the metric. As a result, the Company believes that presenting CASM and CASM related metrics for the Predecessor and Successor 2018 periods instead of on a combined basis will not provide a useful

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporations Finance

December 22, 2020

metric for investors to evaluate the Company’s cost performance for the year ended December 31, 2018, particularly because the Company’s business is seasonal.

In addition, the Company advises the Staff that it performed an analysis of the acquisition accounting adjustments to 2018 CASM and determined that the impact was immaterial to the presentation of these metrics. The Company calculated the daily average of the acquisition accounting adjustments for amortizable over-market liabilities and depreciation and amortization for the successor period then applied the average daily rate to the predecessor period of 100 days. For any specifically identified activity that would have been impacted by the acquisition adjustments had the transaction occurred on January 1, 2018, the predecessor period was further adjusted in the analysis. The result was an estimated reduction in 2018 CASM of approximately 0.24 cents, or 2.4%. The Company determined this was not a material impact from a quantitative perspective. In addition to the quantitative assessment, the Company considered qualitative impacts of the acquisition accounting adjustments. First, the Company measured its as-adjusted CASM against its ULCC and LCC competitors. The 0.24 cent impact did not affect the Company’s relative ranking as compared to its competitors. In addition, the 0.24 cent difference would not mask a change in trends, impact any loan covenants or regulatory requirements, or change management compensation. As a result, the Company determined that the impact of the purchase accounting adjustments on CASM was not material, quantitatively or qualitatively.

Risk Factors

The anticipated strategic and financial benefits of the ATSA may not be realized, page 29

4.	Please disclose that Amazon may terminate the Air Transportation Services Agreement for convenience. We note such provision in Section 4 of the agreement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 34 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Special Items, net, page 80

5.

We note the Special Items, net expense for the Interim Successor 2019 period includes a charge of $7.6 million related to contractual obligations for retired technology, offset by $1.2 million of proceeds from the sale of unused airport slot rights. Please expand the disclosure of each of these items to further clarify their nature and why they are classified as Special Items.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to clarify the nature of the items and why they are classified as Special Items. Please see page 85 of Amendment No. 2.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporations Finance

December 22, 2020

Non-GAAP Financial Measures, page 81

6.

We note you present a non-GAAP operating measure titled Adjusted EBITDAR that is exclusive of aircraft rent. Aircraft rent appears to be a normal, recurring, cash operating expense necessary to operate your business. Accordingly, this exclusion does not appear to comply with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations. Please revise your computation accordingly.

The Company acknowledges the Staff’s comment and advises the Staff that the Company believes the presentation of Adjusted EBITDAR is appropriate because the metric is useful information for investors since it is utilized by the Company’s management for measuring the Company’s financial performance excluding the cost of its legacy operating leased aircraft. The Company has historically incurred substantial rent expense due to its legacy fleet of operating leased aircraft, which are currently being transitioned to owned and finance leased aircraft. As a result of the transition, the Company believes a metric which is indifferent to aircraft ownership structures enables investors and the Company’s management to analyze the Company’s financial performance over time and against its competitors.

Adjusted EBITDA based metrics, including Adjusted EBITDAR, are commonly used by investors and analysts in the airline industry to compare companies and derive valuation estimates without consideration of airline capital structure or aircraft ownership methodology. In this regard, Adjusted EBITDAR is a valuable metric to provide comparability in measuring earnings against the Company’s competitors as it isolates the effects of variability in aircraft ownership structure across airlines, which is predominately a function of aircraft capital spending and lease structure rather than a contributing factor to operating performance, given that airlines frequently have significant variability in their mix of owned and financed leased aircraft versus operating leased aircraft, which are presented differently for accounting purposes.

The Company further advises the Staff that its credit card processing agreement and asset-based revolving credit facility contain financial covenants which allow for aircraft rent to be added back within the underlying calculations. Moreover, management believes the existing non-GAAP disclosures in the Registration Statement highlight the limitations of Adjusted EBTIDAR, indicating the measures should not be viewed as measures of overall performance of the Company since they exclude aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate the Company’s business.

As a result of these factors, the Company believes the presentation of Adjusted EBITDAR should not be viewed as misleading as it is intended to provide what the Company believes is a critical financial performance measure for the Company’s management, investors and other users of its financial statements to perform comparisons and valuation analysis.

7.

We note you have not specifically identified CASM ex and Adjusted CASM as non-GAAP financial measures even though you have reconciled CASM to CASM ex and Adjusted CASM on page 18. Please expand the disclosure under this heading to clearly identify these metrics as non-GAAP financial measures and provide all disclosures required by Regulation S-K, Item 10(e). Additionally, expand the tabular reconciliation to include dollar amounts, as was previously shown on page 75 in the initial submission dated December 19, 2019.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporations Finance

December 22, 2020

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to clearly identify Adjusted CASM as a non-GAAP financial measure and provide all disclosures required by Regulation S-K, Item 10(e), including a tabular reconciliation of Adjusted CASM to CASM with dollar amounts. Please see pages 21, 22 and 93 of Amendment No. 2.

Off Balance Sheet Arrangements

Fuel Consortia, page 91

8.

We note from your response to prior comment 16 that you entered into fuel consortia agreements during 2019 that are legal entities which you have determined are variable interest entities (“VIEs”) under the guidance in ASC 810-10-15. We further note your conclusion that you are a nonprimary beneficiary holder of a variable interest in these VIEs because you are one of multiple members in the VIE and each member “has no special power or voting rights and is not able to direct the operations of the consortia.” Expand on your response and tell us how you analyzed the applicability of ASC 810-10-25-38A(b) to support your conclusion that you are a nonprimary beneficiary. With a view towards enhanced disclosure, provide the footnote disclosures contemplated by ASC 810-10-50-2AA and ASC 810-10-50-4 as it relates to nonprimary beneficiary holders of variable interests. In the alternative, explain to us why these disclosures are not required.

The Company acknowledges the Staff’s comment and advises the Staff that the Company reviewed ASC 810-10-25-38A(b) and concluded that it has no obligation to absorb losses of the VIEs that could potentially be significant to the VIEs nor does it have the right to receive benefits from the VIEs that could potentially be significant to the VIEs. This conclusion is based on the Company’s participation percentage in these fuel consortia, which ranges from under one percent to up to three percent. These percentages are used for cost allocations, as well as any share in profits and losses. Given these minor percentages, the Company is not the primary beneficiary in any of its fuel consortia relationships. There are no assets or liabilities on the Company’s balance sheets related to these VIEs, since the Company’s participation is limited to purchasing aircraft fuel. The Company’s maximum exposure is not expected to be material. Additionally, third parties have not made any guarantees, liquidity arrangements or other commitments that could impact the Company’s interests in the fuel VIEs.

The Company also considered ASC 810-10-50-2AA and ASC 810-10-50-4 and has revised the disclosure on page 100 and note 11 to the Company’s audited consolidated financial statements, Fuel Derivatives and Risk Management, of Amendment No. 2 in response to the Staff’s comment.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporations Finance

December 22, 2020

Executive Compensation, page 127

9.

Please provide the disclosure required by Item 402 of Regulation S-K for John Spanjers, or tell us why such disclosure is not required. In that regard, we note your prior disclosure that Mr. Spanjers served as your chief operating officer until his retirement that was effective in July 2019. Refer to Item 402(m)(2)(iii).

The Company acknowledges the Staff’s comment and advises the Staff that Mr. Spanjers is not required to be included as a named executive officer in the compensation tables reflecting 2019 compensation because, based on the compensation earned by Mr. Spanjers in 2019, he was not one of the three highest paid executives in 2019. Therefore, he is not an individual for “whom disclosure would have been provided” pursuant to Item 402(m)(2)(ii). Specifically, Mr. Spanjers’ earnings in 2019 were under $500,000, which is well below the compensation earned by the three named executive officers (J. Bricker, D. Davis and G. Mays) currently reflected in the Registration Statement.

Director Compensation, page 138

10.	Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table on page 138. Refer to Item 402(r)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 154 of Amendment No. 2.

Description of Capital Stock

Warrants, page 143

11.	Please disclose the exercise period for the Amazon warrants, as well as the “Right of First Notice” set forth in Exhibit A to the warrant agreement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 161 of Amendment No. 2.

Notes to Condensed Consolidated Financial Statements

Note 3. Revenue, page F-40

12.

As stated in ASC 606-10-50-1, the objective of the disclosure requirements in Topic 606 is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. As such, it appears the disclosure of your accounting for certain revenue types in this footnote is incomplete without referring to statements made within your Critical Accounting Policies beginning on page 91. Revise your footnote disclosure to ensure it is a complete discussion of your revenue accounting to meet the requirements of ASC 606-10-50-1.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to meet the requirements of ASC 606-10-50-1. Please see page F-17 and F-18 of Amendment No. 2.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporations Finance

December 22, 2020

13.

We note your disclosure that “Revenue is primarily recognized when the performance obligation to the customer is satisfied, which is primarily when travel is provided.” Please explain your basis for using the term “primarily” in this context.

The Company acknowledges the Staff’s comment and advises the Staff that the Company uses the term “primarily” because over 98% of the Company’s revenue is recognized when travel is provided. This revenue includes scheduled service passenger/ancillary revenue, charter revenue, change fee revenue, certain cancel fee revenue and land revenue generated by hotels and car rentals. The cancel fees recognized in this section refer to when a customer has fees assessed and there is a remaining performance obligation which has not yet been delivered to the customer, in which case the recognition occurs at the time of new travel.

Less than 2% of the Company’s revenue is recognized at a time other than when travel occurs. This includes no-show revenue, certain cancel fee revenue and the marketing aspects of the Company’s co-branded credit card agreement. If a customer does not show up for their scheduled flight, the Company recognizes revenue based on the route the customer should have traveled. For cancel fees, if there is no remaining performance obligation or value after the assessment of a cancel fee, the revenue is recognized upon cancellation. Lastly, for the Company’s co-branded credit card, Sun Country recognizes revenue associated with the marketing performance obligation when marketing is delivered, which is not associated with passenger travel.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see the footnote disclosure on page F-24 of Amendment No. 2.

14.	Tell us how you considered accounting for access to your customer list and/or use of your brand as a separate performance obligation of the co-branded credit card arrangement.

The Company acknowledges the Staff’s comment and advises the Staff that, because Sun Country is recognized regionally as a low-cost U.S. airline, First National Bank of Omaha (“FNBO”) is able to utilize the established customer base of the Sun Country brand to advertise the co-branded FNBO credit card program. Additionally, FNBO receives access to a customer list with mailing addresses on a monthly basis, as part of the agreement.

Guidance under ASU 2016-10 requires recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To accomplish this, the Company focused on identifying the performance obligations within its contract with FNBO in accordance with ASC 606-10-25-19. The Company considered the loyalty points granted, the customer list and the use of its brand as separate deliverables in the arrangement. Loyalty points was deemed to be a separate performance obligation as it is distinct. Separately, the Company determined that the

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporations Finance

December 22, 2020

ability to access the Company’s customer list and to use the Sun Country brand are highly interdependent with one another, consistent with ASC 606-10-25-21c, and thus they are combined into one performance obligation, referred to as the “brand performance obligation.”

The Company then allocated the arrangement consideration to the two performance obligations on the basis of their relative selling price. The brand performance obligation is recognized as revenue when Sun Country Reward members use their co-brand credit card and the resulting loyalty points are issued to them, which best correlates with the Company’s performance in satisfying the obligation. The loyalty points are recognized when travel occurs with those loyalty points, because that is when the Company has satisfied the loyalty points performance obligation to the customer.

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If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	Katherine Shaia Paul, Weiss, Rifkind, Wharton & Garrison LLP

Eric Levenhagen Sun Country Airlines Holdings, Inc.

Michael Kaplan Davis Polk & Wardwell LLP